Exhibit 99.3

SIYATA PTT INC.

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING

COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Corporate Governance and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Siyata PTT (the “Corporation”). The primary purpose of the Committee is to assist the Board in connection with Board nomination matters and corporate governance practices.

II. COMPOSITION AND MEETINGS

The Committee shall be comprised of three or more Directors as determined by the Board, a majority of whom shall satisfy the independence requirements of Nasdaq Listing Rule 5605(a)(2). The Corporation is a “foreign private issuer” within the meaning of the U.S. Securities Exchange Act of 1934, as amended, and, pursuant to Nasdaq Listing Rule 5615(a)(3), may elect to follow Cayman Islands home country practice in lieu of certain other requirements of Nasdaq Listing Rule 5605(e) otherwise applicable to the composition and responsibilities of the Committee, including the requirement that the Committee be composed entirely of independent directors and that the Committee operate pursuant to a written charter addressing the matters specified in that Rule. Any such reliance on home country practice will be disclosed as required by the Nasdaq Listing Rules and applicable SEC rules.

The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and serve at the pleasure of the Board for one year or until their successors are duly appointed. Unless a chairman of the Committee (the “Chair”) is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full membership of the Committee.

The Committee shall meet at least annually, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or stock exchange requirements. The Committee may ask members of Management of the Corporation or others to attend meetings or to provide information as necessary.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.

Meetings of the Committee shall be held from time to time as the Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

III. RESPONSIBILITIES AND DUTIES

The responsibilities and duties of the Committee shall be the following:

A. Governance Responsibilities

1.	Annually review and revise this Charter as necessary with the approval of the Board.

2.	Review on a periodic basis, the size and composition of the Board and to review the Directors’ relationships with regard to potential conflicts of interest and to determine the independence of the members of the Board. The Committee will be responsible for ensuring that an appropriate number of independent directors sit on the Board. To facilitate this role, each director is required to complete an annual questionnaire disclosing the particulars of their external affiliations, business relationships and any potential conflicts of interest which could impact the directors’ independence.

3.	Facilitate the independent functioning and maintain an effective relationship between the Board and management of the Corporation.

4.	Assess the effectiveness of the Chairman’s agenda and the quality of the engagement of the Board.

5.	Annually review performance and qualification of existing directors in connection with their re-election.

6.	Evaluate, at least annually, the effectiveness of the Board as a whole, committees of the Board and the contribution of individual directors, including making recommendations where appropriate that sitting Director be removed or not re-appointed.

7.	Review with the Board the Committee’s judgment as to the quality of the Corporation’s governance and suggest changes to the Corporation’s governance practices as determined appropriate.

8.	Ensure that disclosure and securities compliance policies, including communications policies, are in place.

9.	Review and recommend requests by directors to hire any outside consultants.

10.	Together with the Board, provide orientation to new directors and continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

11.	Monitor compliance with the Corporation’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance.

B. Nominating Responsibilities

1.	Establish qualifications for directors and procedures for identifying possible nominees who meet these criteria.

2.	Establish procedures and approve appropriate orientation and education program for new members of the Board.

3.	Analyze the needs of the Board when vacancies arise on the Board and identify and recommend nominees who meet such needs and in doing so, identify and recommend to Board new nominees as directors of the Corporation, based upon the following considerations:

(i)	the competencies and skills necessary for the Board as a whole to possess;

(ii)	the competencies and skills necessary for each individual director to possess;

(iii)	competencies and skills which each new nominee to the Board is expected to bring; and

(iv)	whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Corporation.

4.	Providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

IV. REPORTING

The Committee is responsible for reviewing and submitting to the Board, as a whole, recommendations concerning the Corporation’s corporate governance performance and processes.

V. AUTHORITY

The Committee shall have the authority to:

a.	engage executive search consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

b.	set and pay the compensation for advisors employed by the Committee.

Dated: July 30, 2026.